Exhibit 99.4

KPMG LLP

Bay Adelaide Centre

Suite 4600

333 Bay Street

Toronto, ON M5H 2S5

Tel 416-777-8500

Fax 416-777-8818

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of GFL Environmental Inc.

We consent to the use of:

•

our report dated February 18, 2026 on the consolidated financial statements of GFL Environmental Inc. (the “Company”) which comprise the consolidated statements of financial position as at December 31, 2025 and December 31, 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively the “consolidated financial statements”) and

•	our report dated February 18, 2026 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference of such reports in Registration Statement No. 333-236949 on Form S-8 and Registration Statement No. 333-291669 on Form F-10 of the Company.

Chartered Professional Accountants, Licensed Public Accountants

February 18, 2026

Toronto, Canada